________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             dated November 17, 2005


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                                  Jasmine Court
                                Friars Hill Road
                               St. Johns, Antigua
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three and nine month periods ended September 30, 2005, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.



                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    November 17, 2005

                                        WORLD GAMING PLC



                                        By:    /s/ David James Naismith
                                               ------------------------
                                        Name:  David James Naismith
                                               ------------------------
                                        Title: CFO
                                               ------------------------

                                  EXHIBIT INDEX
                                  -------------


Exhibit           Description of Exhibit
-------           ----------------------

   1 Unaudited consolidated financial statements at and for the three and nine month periods ended September 30, 2005, and related Management's Discussion and Analysis of Financial Condition and Results of Operations

                                                                       EXHIBIT 1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

OVERVIEW

World Gaming Plc ("World Gaming" or the "Company") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries and joint venture arrangements, is a developer, licensor and supplier of online gaming products, including casino, sportsbook and pari-mutuel betting.

Interactive Systems Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, licenses gaming software to third parties for an initial licensing fee and monthly royalties. In addition, Interactive Systems Inc. provides hosting and other systems administrative services to its licensees. WG Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, provides further administrative services on behalf of Interactive Systems Inc. such as development support.

The following tables set out selected consolidated information from the statements of operations for the three and nine months ended September 30, 2005 and September 30, 2004 and the balance sheets as at September 30, 2005 and at December 31, 2004:

                  SELECTED STATEMENT OF OPERATIONS INFORMATION
                                   (UNAUDITED)

                                  For the three               For the nine
                                  months ended                months ended
                             -----------------------     -----------------------
                             September     September     September     September
                             30, 2005      30, 2004      30, 2005      30, 2004
                             ---------     ---------     ---------     ---------

Net Sales ................... $ 2,529       $ 4,038       $ 7,328       $13,550
Gross Profit ................   1,871         3,838         5,298        12,760
Expenses including interest
 and depreciation ...........     886         2,692         3,189         7,865
Net Income/(Loss) ...........     979         1,146         2,142         4,818

                       SELECTED BALANCE SHEET INFORMATION

                                         September 30, 2005    December 31, 2004
                                             (unaudited)
                                         ------------------    -----------------

Working Capital .........................     $ 20,929             $ 14,866
Total Assets ............................       27,108               23,379
Total loans and capital lease obligations            -                    -
Accumulated Deficit .....................       (4,212)              (6,354)
Total Stockholders' Equity ..............       21,818               16,028


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Total revenues for the quarter ended September 30, 2005 decreased by 37.4% or $1,509 to $2,529 compared to $4,038 for the same period last year. For the nine months ended September 30, 2005 total revenues decreased $6,222 or 45.9% to $7,328 compared to $13,550 for the same period last year. The decrease in total revenues is wholly attributable to the Sportingbet Transaction effective October 1, 2004 where in return for certain consideration and other arrangements, the Company no longer charges royalties to Sportingbet plc ("Sportingbet") for use of the Software (see "Sportingbet Transaction" below).

Royalty revenue from continuing and new licensees increased by 56.6% or $684 to $1,893 for the quarter ended September 30, 2005 when compared to $1,209 for the same period last year. For the nine months ended September 30, 2005 revenue from these licensees increased 59.5% or $2,023 to $5,422 when compared to $3,399 for the same period last year.

Key financial aspects of the Sportingbet Transaction having a material effect for comparative purposes are described below:

   o The Company no longer charges royalties to Sportingbet. For comparative purposes, in the three and nine months to September 30, 2004, Sportingbet represented 70.0% and 71.6% of total revenue respectively.;

   o The Company charges Sportingbet hosting fees on a cost plus 10% basis for its share of usage of the Company's hosting facilities, which generated revenues of $636 for the quarter ended September 30, 2005 and $1,906 in the nine months ended September 30, 2005. These hosting fees were not charged to Sportingbet during the corresponding periods in 2004;

   o All software development costs previously incurred by the Company are paid by Sportingbet which on average equalled approximately $1,100 per quarter in 2004;

   o The Company received certain cash and other consideration under the Sportingbet Transaction described below.

Net income from operations for the quarter ended September 30, 2005 decreased by 14.6% to $979 or $0.03 per participating ordinary share compared to net income of $1,146 or $0.03 per participating ordinary share for the same period last year. For the nine months ended September 30, 2005, net income from operations decreased by $2,676 to $2,142 or $0.06 per participating ordinary share compared to net income of $4,818 or $0.11 per participating ordinary share for the same period last year. Participating ordinary shares include those shares that have voting and economic rights and exclude those shares held by Sportingbet in accordance with the transaction effective October 1, 2004 described below.

Royalty revenue from software licensing decreased $2,145 to $1,893 for the quarter ended September 30, 2005 compared to $4,038 for the same period last year. For the nine months ended September 30, 2005 royalty revenue decreased $7,628 to $5,422 compared to $13,050 for the same period last year. Excluding royalties from Sportingbet, revenue from continuing and new licensees grew 56.6% or $684 for the quarter ended September 30, 2005 and 59.5% or $2,023 for the nine months ended September 30, 2005 when compared to the same period last year.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Pursuant to terms of the Sportingbet Transaction, the Company received hosting revenue from Sportingbet of $636 in the quarter ended September 30, 2005 compared to $nil in the same quarter last year, for the nine months ended September 30 2005, hosting revenue was $1,906 compared to $nil for the same period last year. The hosting revenue is charged on a percentage of usage basis plus a 10% mark-up for Sportingbet's usage of the Company's hosting facilities.

In February 2004, the Company closed its transaction processing and customer service divisions migrating licensees that utilized these services to a third party supplier. For comparative purposes, $423 of transaction processing fee revenue was included in total revenues for the nine months ended September 30, 2004 compared to $nil in the quarter and nine months ended September 30, 2005. Direct costs associated with this division exceeded fee revenue in every quarter up to the date of its closure.

The gross margin for the quarter ended September 30, 2005 was 74.0% compared to 95.0% for the same period last year. For the nine months ended September 30, 2005 gross margin was 72.3% compared to 93.5% for the same period last year. The decrease resulted from a change in accounting policy as of January 1, 2005 to treat all hosting costs as direct costs of sales. During the three months and nine months ended September 30, 2004, such direct costs only consisted of certain hosting costs and direct costs associated with transaction processing. Applying this change in accounting policy to the three months and nine months ended September 30, 2004, approximately $450 and $1,230 respectively would be re-allocated from operating expenses to direct cost of sales.

Operating expenses including interest and depreciation decreased 67.1% to $886 during the quarter ended September 30, 2005 compared to $2,692 for the same period last year.

The decrease occurred primarily due to the following:

   o Development costs being funded by Sportingbet as result of the Transaction described below, effective October 1, 2004 which represented approximately $950 of operating costs in the quarter ended September 30, 2004.

   o Re-allocation of all hosting costs to direct cost of sales which would have otherwise attributed to approximately $450 of operating costs in the quarter ended September 30, 2005.

   o Depreciation charges during the quarter ended September 30, 2005 declined $169 or 45.4% when compared to the same period last year.

Operating expenses including interest and depreciation in the nine months to September 30, 2005 decreased 59.4% to $3,189 compared to $7,865 for the same period last year.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2005, the Company had $16,596 in cash and cash equivalents up from $7,944 at December 31, 2004. The increase in the nine months was primarily due to net income earned in the period, the receipt of the second instalment of consideration of $3,000 from Sportingbet and the Company's admission to the Alternative Investment Market ("AIM") of the London Stock Exchange where it raised 2,499,000 Great British Pounds ("GBP") from the placement of 4,760,000 ordinary shares at a placement price of 0.525 GBP on May 17, 2005. Associated costs were 515 GBP contributing net proceeds of 1,984 GBP. Professional costs paid from proceeds raised includes fees paid to Daniel Stewart & Co., the Company's nominated advisor in the United Kingdom, of 306 GBP including commissions and advisory costs.

Working capital at September 30, 2005 improved to $20,929 from $14,866 at December 31, 2004.

Consistent with the Company's accounting policies, reserves and deposits held by credit card processors on behalf of our licensees were written off the Company's balance sheet in the first quarter of 2005. At December 31, 2004 the Company held as a receivable from transaction processors $2,234. These amounts relate to reserves and other deposits that were receivable on behalf of the Company's licensees up to the date of closure of its transaction processing division in February 2004. These funds are held on behalf of licensees and accordingly the associated payable to the licensees in the same amount has also been written off.

Accounts receivable increased by $67 from $4,438 at December 31, 2004 to $4,505 at September 30, 2005. The accounts receivable balance primarily consists of amounts due to the Company in respect of deposits processed on behalf of licensees during September 2005. The Company's policy is to collect all funds processed by the Company's licensees in the previous month within 30 days of month-end of the preceding month. The Company then collects its royalty from these funds before distributing to respective licensees. In addition, balances due from one of our largest licensees were brought current during the nine month period ended September 30, 2005. Royalties due from operating licensees who maintain their own transaction processing function are usually collected within 30 days after the date of invoicing those licensees. Prior to closure of the transaction processing division in February 2004, such amounts would have been disclosed as amounts due from processors.

Prepaid expenses and deposits increased by $47 to $391 at September 30, 2005 compared to $344 at December 31, 2004. The increase is due to additional amounts paid for of prepaid software maintenance in the nine months ended September 30, 2005.

Consideration receivable of $4,000 represents cash payments due from Sportingbet in respect of the transaction which took effect October 1, 2004. A further staged payment of $3,000 was received on March 1, 2005 and the balance of $4,000 was received on November 2, 2005.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

Accounts payable and accrued liabilities balances decreased by $2,328 to $4,766 in the nine months ended September 30, 2005 compared to $7,094 at December 31, 2004. The reduction relates primarily to the write off of balances attributable to reserves and deposits described above of $2,234. In addition, amounts managed for jackpot balances of $553 at September 30, 2005 are included in the balance together with general accounts payable. Jackpot balances are amounts held on behalf of the Company's licensees for its gaming products utilized on their websites.

Net cash provided by operating activities for the nine months ended September 30, 2005 was $2,584 compared to $4,311 for the same period last year. The decrease is primarily due to lower net income in the nine months ended September 30, 2005 when compared to the same period last year due to the Sportingbet Transaction and the removal of receipts from credit card processors in respect of our licensees due to the closure of this division in February 2004.

Net cash provided by investing activities for the nine months ended September 30, 2005 was $2,434 compared to $1,050 used for investing activities for the same period last year. This increase is primarily represented by second instalment of consideration received on March 1, 2005 of $3,000 in respect of the Sportingbet Transaction described below. A further final instalment of consideration of $4,000 was received on November 1, 2005.

Net cash provided by financing activities for the nine months ended September 30, 2005 was $3,637 compared to $1,755 used for financing activities for the same period last year. Cash provided by financing activities was primarily from the issuance of ordinary shares in respect of share the placing of shares on AIM described above and options exercised in the period.

SUBSEQUENT EVENTS

On October 25, 2005 the Group announced that it had entered into a conditional agreement to acquire certain assets of Real Entertainment Ltd. And the entire issued capital of DNI Holdings Ltd. (together the "SPORTSBETTING.COM Group"), which is the Group's largest licensee.

The Acquisition contemplates the Group making a payment to the Vendors of the SPORTSBETTING.COM GROUP of up to $96 million payable 75 percent in cash and 25 percent in ordinary shares of the Company. At completion of the Acquisition, $54 million will be paid in cash to the Vendors. Up to a further $42 million of both cash and ordinary shares of the Company will be paid to the Vendors on prescribed dates in 2006 depending upon the financial performance of the SPORTSBETTING.COM Group. The cash component of the payment is being financed by:
(i) the proceeds of a Placing, (ii) Debt Facilities and (iii) existing capital resources. The Placing consists of up to 5,600,000 million placing shares raising up to (pound)7 million before expenses. With respect to the Debt Facilities, the Company is conditionally arranging a term loan of $40 million and a revolving credit facility of up to $10 million. Both the Placing and he Debt Facilities will be conditional on admission.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

The transaction has an effective date of October 1, 2005. The effective date, which is earlier than the expected completion date will be the date from which all revenues and costs from the Acquisition will accrue to the Group. The SPORTSBETTING.COM Group is to be acquired on a cash-free, debt-free basis as at the effective date.

Full details of the transaction have been mailed to shareholders in the Admission Document.

SHAREHOLDERS ARE URGED TO READ THE ADMISSION DOCUMENT IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.

"SPORTINGBET TRANSACTION"
(Currency in US dollars)

Joint Venture Arrangements, effective October 1, 2004, were entered into on October 12, 2004 between the Company and Sportingbet. The principle terms of the arrangements are as follows:

   o The ownership of the intellectual property in the Company's gaming software including it's gaming product suite ("Gaming Software") was transferred into a new exempt limited partnership, Bullen Road LP, based in the Cayman Islands, which was established under the equal joint ownership of SSII Limited, a wholly owned subsidiary of the Company and Sportingbet;

   o In consideration of this transfer, Sportingbet agreed to pay a total of $10 million in cash to the Company ($3 million was paid on each of October 12, 2004 and March 1, 2005 and the balance of $4 million was paid on November 1, 2005). In addition, the economic value of Sportingbet's then 29.6% shareholding in the Company was eliminated by the cancellation of all rights of any value attached to the ordinary shares of the Company then held by Sportingbet, and a convertible loan note representing indebtedness of $900,000 owing from the Company to Sportingbet was cancelled;

   o Each of the Company and Sportingbet has the right to appoint two directors to the four person board of Bullen Road LP which controls the development objectives of Alea Software Ltd, a wholly owned subsidiary of Sportingbet and the developer of the Gaming Software under the Joint Venture Arrangements;

   o During the period of the Joint Venture Arrangements, Sportingbet is responsible for all of Alea's costs associated with the development and maintenance of the Gaming Software (with a minimum spend of $4.5 million per year in the first 3 years and a minimum of $2.5 million in the fourth year);

   o The Company retains the right to determine 30% of the development time on the Gaming Software through a development plan devised by the Joint Venture Board consisting of two members of the Company and two members from Sportingbet;

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

   o The Company has a worldwide royalty free licence allowing it to continue to use and sublicence the Gaming Software. In the event that World Gaming becomes an operator it would pay a 5% royalty only on those revenues to Sportingbet;

   o Sportingbet has a worldwide royalty free licence to use the Gaming Software. Royalty payments of 5% are due from Sportingbet in the event that they licence the Gaming Software to any new licencees;

   o Sportingbet pays its proportion of the hosting costs on the Company's systems and information technology (IT) services at cost plus 10%;

   o The Joint Venture Arrangements may be terminated by the Company on three months notice. Except in the event of breach by World Gaming, Sportingbet may not terminate the Joint Venture Arrangements for three years. Thereafter, Sportingbet may terminate on 12 months notice to the Company; and

   o On termination of the Joint Venture Arrangements, (a) Sportingbet must pay $3 million to the Company (which would be retrospectively reduced by the amount of consideration received by the Company if it sells its rights to the Gaming Software within 2 years); and (b) each of the Company and Sportingbet will be granted a perpetual, non-exclusive royalty free licence to use, sub-licence and assign all of the then intellectual property rights underlying the improved Gaming Software, and neither party will have the rights to any further improvements or developments made by the other party. The additional $3 million payable to the Company upon termination of the Agreements by Sportingbet has not been included in the Company's financial statements.

REGULATORY DEVELOPMENTS

The licensees of the Company's software products, and the Company itself, are subject to applicable laws in various jurisdictions. As companies and consumers involved in Internet gaming are located around the globe, including the end-users of our licensees, there is uncertainty regarding exactly which governments have jurisdiction or authority to regulate or legislate with respect to various aspects of the industry. The uncertainty surrounding the regulation of Internet gaming could have a material adverse effect on the Company's business, revenues, operating results, and financial condition. There is a risk that criminal and civil proceedings could be initiated in various jurisdictions against the Company's licensees, or, less likely, even the Company, and such proceedings could involve substantial litigation expense, penalties, fines, diversion of the attention of key executives, injunctions or other prohibitions being invoked against the licensee or the Company. Such proceedings could have a material adverse effect on the Company's business, revenues, operating results and financial condition. In addition, as electronic commerce develops further, it may generally be the subject of government regulation including taxation which could impact the Company's financial position. Also, current laws that pre-date or are incompatible with Internet electronic commerce may be enforced in a manner that restricts the electronic commerce market. Any such developments could have a material adverse effect on the Company's business, revenues, operating results and financial condition.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
           (Dollars in thousands of US dollars, except per share data)

The Company and the industry as a whole are under threat from certain factions within the U.S. Congress that seek to ban certain Internet gambling. Whilst legislation has been introduced in both houses of Congress in recent years, no Internet gambling bills have been introduced in the current session of Congress, and thus there are no bills pending. There is no way of knowing if and when such a bill might be introduced, and the Company continues to monitor this situation since the passage of this legislation could have a substantial impact on the business of the Company's licensees and ultimately the Company. If Internet gambling prohibition legislation is introduced and becomes law, it would have an immediate detrimental effect on the industry and would pose a serious threat to the Company's continued operations.

In November 2004, the World Trade Organisation ("WTO") found that the US was in violation of its commitments under international trade rules by not allowing operators of Internet Gaming services licensed in Antigua and Barbuda to access US markets. The decision was appealed and, in April 2005, the WTO ruled that the US had shown that its laws prohibiting gambling are "necessary to protect public morals or maintain public order" but had failed to demonstrate, in light of its laws in respect of on-line gambling on horseracing, that such prohibitions are applied equally to both foreign and domestic providers of on-line gambling services for horseracing. Consequently, the WTO recommended that the US bring its legislation into conformity with its obligations under international trade rules. Pursuant to the report of the arbitrator circulated in August 2005 initiated by Antigua and Barbuda, the US has been given until 3 April 2006 to clarify its policies on Internet gambling and the purported extraterritorial application of its laws.

It remains to be seen what legislative proposals will be adopted in the US in relation to Internet gambling and whether this will lead to a change in US Internet Gaming policy.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)

                                     ASSETS
                                     ------

                                                    September 30,   December 31,
                                                         2005           2004
                                                    -------------   ------------
                                                     (Unaudited)

CURRENT ASSETS

   Cash and cash equivalents .......................  $ 16,596        $  7,944
   Reserves and deposits with credit card processors         -           2,234
   Accounts receivable, net ........................       374             587
   Accounts receivable from related party ..........     4,131           3,851
   Consideration receivable ........................     4,000           7,000
   Prepaid expenses ................................       391             344
   Deferred costs ..................................       203               -
                                                      --------        --------

     Total Current Assets ..........................    25,695          21,960

   Capital Assets, net .............................     1,413           1,419
                                                      --------        --------

     TOTAL ASSETS ..................................  $ 27,108        $ 23,379
                                                      ========        ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                    September 30,   December 31,
                                                         2005           2004
                                                    -------------   ------------
                                                     (Unaudited)

CURRENT LIABILITIES

   Accounts payable and accrued liabilities ........  $  4,766        $  7,080
   Current portion of capital lease obligation .....         -              14
                                                      --------        --------

     Total Current Liabilities .....................     4,766           7,094

LONG-TERM LIABILITIES

   Deferred provision ..............................       524             257
                                                      --------        --------

TOTAL LIABILITIES ..................................     5,290           7,351
                                                      --------        --------

STOCKHOLDERS' EQUITY

   Capital stock ...................................    27,305          23,654
   Accumulated deficit .............................    (4,212)         (6,354)
   Accumulated other comprehensive loss ............    (1,275)         (1,272)
                                                      --------        --------

     Total Stockholders' Equity ....................    21,818          16,028
                                                      --------        --------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ....  $ 27,108        $ 23,379
                                                      ========        ========

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                    WORLD GAMING PLC AND SUBSIDIARIES
               Consolidated Statements of Operations and Other Comprehensive Income/(Loss)
                          (In Thousands of U.S. Dollars, except share amounts)
                                               (Unaudited)
                                               For the Three Months Ended    For the Nine Months Ended
                                                     September 30,                 September 30,
                                              ---------------------------   ---------------------------
                                                  2005           2004           2005           2004
                                              ------------   ------------   ------------   ------------
REVENUE
   Royalties and fees ......................  $      2,529   $      4,038   $      7,328   $     13,473
   Other ...................................             -              -              -             77
                                              ------------   ------------   ------------   ------------

     Total Revenue .........................         2,529          4,038          7,328         13,550

   Cost of sales ...........................           658            200          2,030            880
                                              ------------   ------------   ------------   ------------

     Gross Profit ..........................         1,871          3,838          5,298         12,670
                                              ------------   ------------   ------------   ------------

OPERATING EXPENSES
   Development, selling, general,
   and administrative ......................           787          2,358          2,849          6,756
   Depreciation and amortization ...........           203            372            572          1,124
   Interest and bank charges ...............          (104)           (38)          (232)           (15)
                                              ------------   ------------   ------------   ------------

     Total Operating Expenses ..............           886          2,692          3,189          7,865
                                              ------------   ------------   ------------   ------------

Net Income/(Loss) From Operations ..........           985          1,146          2,109          4,805
                                              ------------   ------------   ------------   ------------

OTHER INCOME
     Other income ..........................            (6)             -             33             13
                                              ------------   ------------   ------------   ------------

     Total Other Income ....................            (6)             -             33             13
                                              ------------   ------------   ------------   ------------

(Loss)/Profit before income taxes ..........           979          1,146          2,142          4,818

Income taxes ...............................             -              -              -              -
                                              ------------   ------------   ------------   ------------

NET INCOME/(LOSS) ..........................           979          1,146          2,142          4,818
                                              ------------   ------------   ------------   ------------

OTHER COMPREHENSIVE INCOME/(LOSS)
     Foreign currency translation ..........            10              6             (3)           136
                                              ------------   ------------   ------------   ------------

     Total other comprehensive (loss)/income            10              6             (3)           136
                                              ------------   ------------   ------------   ------------

Net Comprehensive Income/(Loss) ............  $        989   $      1,152   $      2,139   $      4,954
                                              ============   ============   ============   ============

PROFIT PER SHARE - Basic ...................  $       0.02   $       0.03   $       0.04   $       0.11
                                              ============   ============   ============   ============
     - Excluding non-voting ................  $       0.03   $       0.03   $       0.06   $       0.11
                                              ============   ============   ============   ============
                 - Fully Diluted ...........  $       0.02   $       0.02   $       0.04   $       0.08
                                              ============   ============   ============   ============
     - Excluding non-voting ................  $       0.02   $       0.02   $       0.05   $       0.08
                                              ============   ============   ============   ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - Basic ................    49,049,409     45,857,023     49,049,409     45,927,708
                                              ============   ============   ============   ============
     - Excluding non-voting ................    35,543,205     45,857,023     35,543,205     45,927,708
                                              ============   ============   ============   ============
                    - Fully Diluted ........    55,065,131     60,045,390     55,065,131     60,045,390
                                              ============   ============   ============   ============
     - Excluding non-voting ................    41,558,927     60,045,390     41,558,927     60,045,390
                                              ============   ============   ============   ============

                             The accompanying notes are an integral part of
                                these consolidated financial statements.

                                                   11

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)

                                                       For the Nine Months Ended
                                                              September 30,
                                                       -------------------------
                                                           2005         2004
                                                       ------------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net Income ..........................................   $ 2,142      $ 4,818
  Adjustment to reconcile net loss to net
   cash provided by operating activities:
    Depreciation and amortization .....................       572        1,124
    Loss on disposal of fixed assets ..................         -            -
  Changes in operating assets and liabilities:
    (Increase) decrease in reserves with credit card
     processors .......................................     2,234        3,116
    (Increase) decrease in accounts receivable ........       (67)      (1,828)
    (Increase) decrease in prepaid expenses and
     deposits .........................................       (47)        (762)
    (Increase) decrease in deferred costs .............      (203)           -
    Increase (decrease) in accounts payable and accrued
     liabilities ......................................    (2,314)          18
    Increase (decrease) in accrual for legal claims ...         -          (15)
    Increase (decrease) in funds held on deposit ......         -       (2,160)
    Increase (decrease) in provisions .................       267            -
    Exchange movements ................................         -            -
                                                          -------      -------

      Net Cash Provided by Operating Activities .......     2,584        4,311
                                                          -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of property and equipment ..................      (566)      (1,050)
  Consideration received - Sportingbet ................     3,000            -
                                                          -------      -------

      Net Cash Provided by (Used For) Investing
       Activities .....................................     2,434       (1,050)
                                                          -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares, net of costs ...............     3,651           62
Repayment of loans payable ............................         -       (1,238)
Principal payments on capital lease obligations .......       (14)        (579)
                                                          -------      -------

      Net Cash Provided by (Used for) Financing
       Activities .....................................     3,637       (1,755)
                                                          -------      -------
      Effects of exchange rate on cash ................   $    (2)     $   136
                                                          -------      -------

INCREASE/(DECREASE) IN CASH                               $ 8,653      $ 1,642
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD            7,944        2,657
                                                          -------      -------

CASH AND CASH EQUIVALENTS END OF PERIOD                   $16,597      $ 4,299
                                                          =======      =======

                 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
                 ----------------------------------------------

CASH PAID DURING THE PERIOD FOR

  Interest and Bank charges                               $   232      $   (15)

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                    September 30, 2005 and December 31, 2004

      NOTE 1 - ACCOUNTING POLICIES

      The consolidated financial statements at September 30, 2005 are unaudited for the purposes of this 6-K filing, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in thousands of U.S. dollars unless the currency has been otherwise indicated.

      NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the quarter and nine months ended September 30, 2005 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004.

      NOTE 3 - INCOME TAXES

      No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere as there are losses brought forward from previous periods.

      NOTE 4 - STOCK OPTIONS

      On March 12, 1998, the Board of Directors approved a Stock Option Plan ("the Plan"), which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                    September 30, 2005 and December 31, 2004

      NOTE 4 - STOCK OPTIONS (continued)

      On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the closing market price on the date of grant, of which 1,475,000 were issued.

      All subsequent option issues have been issued in accordance with the Stock Option Plan at the discretion of the Stock Option Committee, provided that: 1.) the aggregate option grants shall not exceed the maximum allowable under the Plan, 2.) the exercise price is not less than the market value of the Company's trading shares on the date of the grant, and 3.) the option period does not exceed expiry of the Plan date. Options for continuing directors, employees and consultants expire the sooner of ten years after the date granted or the expiry date of the Plan.

      A summary of the Company's stock option activity and related information follows:

                                  Nine months ended            Year ended
                                  September 30, 2005        December 31, 2004
                                ---------------------     ---------------------
Beginning of period ........    10,934,888     $ 0.63     10,818,724     $ 0.78
Granted ....................     3,566,904       0.75      2,550,000       0.37
Exercised ..................    (1,380,000)      0.32       (300,000)     (0.20)
Forfeited and adjusted .....    (2,809,917)      1.00     (2,133,836)     (1.12)
                                ----------     ------     ----------     ------

End of period ..............    10,311,875     $ 1.24     10,934,888     $ 0.63
                                ----------     ------     ----------     ------

      In March 2005, a former director of the Company relinquished all rights to purchase 2,200,000 ordinary shares in the Company that had fully vested.

      At September 30, 2005 options outstanding were as follows:

                          Options Outstanding                       Options Exercisable
                  ------------------------------------      -----------------------------------
                                 Weighted                                 Weighted
                                 Average      Weighted                    Average      Weighted
                                Remaining     Average                     Remaining     Average
   Range of        Number of    Contractual   Exercise      Number of   Contractual    Exercise
Exercise Prices     Options    Life (Years)    Price         Options    Life (Years)     Price
---------------   ----------   ------------   --------      ---------   ------------   --------
 $0.01 - $0.50     6,265,000        5.0        $ 0.25       5,290,000       5.0         $ 0.23
 $0.51 - $1.00     2,851,904        5.5        $ 0.77         110,000       3.8         $ 0.60
 $1.01 - $3.00       881,554        3.0        $ 1.97         711,554       2.4         $ 1.95
 $3.01 - $8.50       288,417        4.6        $ 3.29         288,417       4.6         $ 3.29
---------------   ----------   ------------   --------      ---------   ------------   --------

 $0.01 - $8.50    10,286,875        4.9        $ 0.63       6,399,971       4.4         $ 0.57
---------------   ----------   ------------   --------      ---------   ------------   --------

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                    September 30, 2005 and December 31, 2004

      NOTE 5 - COMMITMENTS AND CONTINGENCIES

      At September 30, 2005, the Company had employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                                              Potential Bonus
           Name and             Term of the       Base       (as a percentage
      Principal Position         Contract        Salary       of Base Salary)
      _______________________________________________________________________

      A. Daniel Moran,            ongoing        GBP 159        Up to 50%
      Director & CEO
      _______________________________________________________________________

      David Naismith,             ongoing        GBP 129        Up to 50%
      Director & CFO
      _______________________________________________________________________

      Jonathan Moss               ongoing        GBP 100        Up to 50%
      Director of Sales
      and Marketing
      _______________________________________________________________________

      On April 11, 2003 the Company entered into an employment agreement with Mr. Daniel Moran as a Director on the Board of Directors and Chief Executive Officer. The agreement provides for an annual salary of GBP 159, an annual housing allowance of $72, in addition to other normal executive employment benefits.

      On August 1, 2003 the Company entered into an employment agreement with Mr. David Naismith as a Director on the Board of Directors and Chief Financial Officer. The agreement provides for an annual salary of GBP 129, an annual housing allowance of $48, in addition to other normal executive employment benefits.

      On January 1, 2005 the Company entered into an employment agreement with Mr. Jonathan Moss as Director of Sales and Marketing. The agreement provides for an annual salary of GBP 100 in addition to other normal executive employment benefits. On March 1 2005, Mr. Moss was appointed a Director on the Board of Directors. No change in Mr. Moss's remuneration occurred as a result of this appointment.

U.S. SECURITIES ACT NOTICE

The ordinary shares to be issued in connection with the Company's proposed acquisition transaction or the related equity offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulations S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

      The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

      We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.